

January 7, 2021

Jonathan G. Ornstein
Chief Executive Officer
MESA AIR GROUP, INC.
410 North 44th Street, Suite 700
Phoenix, AZ 85008

Re: MESA AIR GROUP, INC.
Registration Statement on Form S-3
Filed December 11, 2020
File No. 333-251290

Dear Mr. Ornstein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed December 11, 2020

Risk Factors
Holders of our Warrants will have no rights as a common stockholder until such holders exercise their Warrants and acquire our common stock, page 5

1.   Please revise this risk factor to reflect the net share settlement or cash feature of the warrants, and any related risks that are material.

Description of Warrants, page 6

2.   We note your disclosure on page 11 that purchasers of the Warrants will have no rights under the Warrant Agreement unless you agree to assign such rights, "except with respect to certain registration rights provided for under the Warrant Agreement." Please revise your disclosure to clarify the registration rights applicable to purchasers of the Warrants

other than the U.S. Department of the Treasury. We note certain limitations provided in your Warrant Agreement, including Section 4.5 and Section 5.7.

3. We note that Section 4.6 of the Warrant Agreement provides that Treasury shall not exercise any voting rights with respect to Warrant Shares. Please revise your disclosure to clarify whether any such restrictions apply to purchasers of the Warrants who receive shares of your common stock upon exercise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Greg Hall